Exhibit 99.1

Hebron Technology Co., Ltd. Wins Bid for a Project at Leading Pharmaceutical Company in Tianjin

Wenzhou, China, May 24, 2017/ PRNewswire/ — Hebron Technology Co., Ltd. (“Hebron” or the “Company”) (Nasdaq: HEBT), a developer, manufacturer and installer of valves and pipe fittings for use in the pharmaceutical, biological, food and beverage, and other clean industries, today announced it has won a bid on the design and implementation of an oil-free compressed air pipe project (the “Project”) at a pharmaceutical production facility owned by Tianjin Chase Sun Pharmaceutical Co., Ltd. (“Chase Sun”), a top 100 pharmaceutical company in China by sales with over 6,000 employees and over RMB 3.9 billion in annual sales.

Mr. Anyuan Sun, Chairman and Chief Executive Officer of Hebron, commented, “Our winning bid for the Project speaks to the quality of our valve and pipe products and the reputation of our technical team in providing holistic production line solutions for leading pharmaceutical companies in China. We are excited about the opportunity to participate in Chase Sun’s expansion projects and look forward to growing this relationship. Kudos to our marketing and technical teams for their dedicated and diligent efforts to make this happen.”

About Tianjin Chase Sun Pharmaceutical Co., Ltd.

Tianjin Chase Sun Pharmaceutical Co., Ltd. (“Chase Sun”) (300026.SZ) is one of China’s 100 leading pharmaceutical companies by sales. Founded in 1996 and Headquartered in Tianjin City, China, Chase Sun is a group of companies with over 6,000 employees and net sales of RMB 3.9 billion in 2016, focusing on researching, developing, manufacturing and marketing of traditional Chinese medicine (“TCM”), synthetic drugs, biotech drugs and medical devices. The Company’s common stock has been traded on Shenzhen GEM under ticker 300026 since October 2009. More information about Chase Sun can be found at www.chasesun.cn.

About Hebron Technology Co., Ltd.

Established in January 2005 and headquartered in Wenzhou City, Zhejiang Province, China, Hebron Technology Co., Ltd. (“Hebron” or the “Company”) engages in research, development, and manufacture of highly specialized valves and pipe fitting products for use in the pharmaceutical, biological, food and beverage, and other clean industries. The Company also offers its customers comprehensive pipeline design, installation, construction, and ongoing maintenance services as holistic solution services.

Forward-Looking Statements

This press release contains information about Hebron’s view of its future expectations, plans and prospects that constitute forward-looking statements. Actual results may differ materially from historical results or those indicated by these forward-looking statements as a result of a variety of factors including, but not limited to, risks and uncertainties associated with its ability to raise additional funding, its ability to maintain and grow its business, variability of operating results, its ability to maintain and enhance its brand, its development and introduction of new products and services, the successful integration of acquired companies, technologies and assets into its portfolio of products and services, marketing and other business development initiatives, competition in the industry, general government regulation, economic conditions, dependence on key personnel, the ability to attract, hire and retain personnel who possess the technical skills and experience necessary to meet the requirements of its clients, and its ability to protect its intellectual property. Hebron encourages you to review other factors that may affect its future results in Hebron’s registration statement and in its other filings with the Securities and Exchange Commission.

For more information, please contact:

At the Company

Yingping Chen, Secretary
Phone: +86-180-6776-3129

Investor Relations

Tony Tian, CFA
Weitian Group LLC
Email: tony.tian@weitian-ir.com

Phone: +1-732-910-9692